EXHIBIT 99.1

Caledonia Mining Corporation Plc Notice of Posting of AGM Materials

ST. HELIER, Jersey, May 31, 2018 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (the "Company") (NYSE American:CMCL) (AIM:CMCL) (TSX:CAL) announces that documents comprising a notice of annual general meeting of shareholders (the “AGM”), a management information circular – solicitation of proxies, a proxy form and a letter from the chairman of the board of directors have been mailed to shareholders of the Company today.  All of these documents are available on the Company's website at www.caledoniamining.com.  The AGM will be held at the Company's head and registered office at 3rd Floor, Weighbridge House, Weighbridge, St Helier, Jersey JE2 3NF on Wednesday, June 27, 2018 commencing at 9:00 a.m. (UK time).

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Maurice Mason	Tel: +44 1534 679 802 Tel: +44 759 078 1139
WH Ireland Adrian Hadden/Ed Allsopp	Tel: +44 20 7220 1751
Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204